Exhibit 99.3

OSISKO DEVELOPMENT CORP.

Management’s Discussion and Analysis

For the three and twelve months ended December 31, 2023

The following management discussion and analysis ("MD&A") of the operations and financial position of Osisko Development Corp. and its subsidiaries ("Osisko Development" or the "Company") for the three and twelve months ended December 31, 2023 ("Q4 2023") should be read in conjunction with the Company's audited consolidated financial statements and related notes for the fiscal years ended December 31, 2023 and 2022, which have been prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. Unless otherwise noted, all monetary amounts included in this MD&A are expressed in Canadian dollars, the Company's reporting and functional currency. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Cautionary Note Regarding Forward-Looking Statements" section. This MD&A is dated as of March 28, 2024, the date the Board of Directors approved the Company's audited consolidated financial statements for the year ended December 31, 2023 following the recommendation of the Audit and Risk Committee.

Osisko Development is a North American gold development company. The Company exists under the Canada Business Corporations Act and is focused on developing its principal mining assets, including the Cariboo Gold Project located in British Columbia, Canada (the "Cariboo Gold Project") and the Tintic project, located in Utah, U.S.A. (the "Tintic Project"). Osisko Development's common shares are listed on the New York Stock Exchange ("NYSE") and the TSX Venture Exchange ("TSX V") under the symbol ODV.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

Non-IFRS Financial Measures

This MD&A contains certain non-IFRS (as defined herein) measures including, "all-in sustaining cost" (or "AISC") and "cash cost". All-in sustaining cost per gold ounce is defined as production costs less silver sales plus general and administrative, exploration, other expenses and sustaining capital expenditures divided by gold ounces. Cash costs are a non-IFRS measure reported by the Company on an ounces of gold sold basis. Cash costs include mining, processing, refining, general and administration costs and royalties but excludes depreciation, reclamation, income taxes, capital and exploration costs for the life of the mine. Management believes that such measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS, such as Cost of sales.

Cautionary Note Regarding Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this MD&A constitutes "forward-looking information" within the meaning of applicable Canadian Securities Laws concerning the business, operations, plans and financial performance and condition of the Company (collectively, the "Forward-Looking Information"). Often, but not always, Forward-Looking Information can be identified by words such as "plans", "expects", "may", "should", "could", "will", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations including negative variations thereof, of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of the Company to differ materially from any future plans, results, performance or achievements expressed or implied by the Forward-Looking Information. Such factors include, among others: risks relating to capital markets and the availability of future financing on the term acceptable to the Company (or at all); the ability of the Company to meet its financial obligations as they become due; actual operating cash flows, operating costs, free cash flows, mineral resources and reserves and other costs differing materially from those anticipated; changes in project parameters; project infrastructure requirements and anticipated processing methods, exploration expenditures differing materially from those anticipated; actual results of current exploration activities; variations in mineral resources, mineral reserves, mineral production, grades or recovery rates or optimization efforts and sales; failure to obtain, or delays in obtaining, governmental approvals or financing or in the completion of development or construction activities; uninsured risks, including, but not limited to, pollution, cave-ins or hazards for which insurance cannot be obtained; regulatory changes, defects in title; availability or integration of personnel, materials and equipment; risks relating to foreign operations; inability to recruit or retain management and key personnel; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated environmental impacts on operations; market prices; production, construction and technological risks or capital requirements and operating risks associated with the operations or an expansion of the operations, dilution due to future equity financings, fluctuations in gold, silver and other metal prices and currency exchange rates; uncertainty relating to future production and cash resources; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; inability to achieve the business and project milestones as anticipated; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to the Company; outbreak of diseases and public health crises; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an undiscovered defect in title or other adverse claim; factors discussed under the heading "Risk and Uncertainties" in this MD&A and "Risk Factors" in the Company's annual information form for the year ended December 31, 2023; and other risks, including those risks set out in the continuous disclosure documents of the Company, which are available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the issuer profiles of the Company.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

In addition, Forward-Looking Information herein is based on certain assumptions and involves risks related to the business of the Company. Forward-Looking Information contained herein is based on certain assumptions, including, but are not limited to, interest and exchange rates; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to the Company.

Although the Company has attempted to identify important factors that could cause plans, actions, events or results to differ materially from those described in Forward-Looking Information in this MD&A, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual plans, results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on Forward-Looking Information in this MD&A. All of the Forward-Looking Information in this MD&A is qualified by these cautionary statements.

Certain Forward-Looking Information and other information contained herein concerning the mining industry and the expectations of the Company concerning the mining industry and the Company are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Readers are cautioned not to place undue reliance on Forward-Looking Information. The Company does not undertake any obligation to update any of the Forward-Looking Information in this MD&A, except as required by law.

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

The Company is subject to the reporting requirements of the applicable Canadian Securities Laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements, which are governed by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). As such, the information contained in this MD&A concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission.

1.OUR BUSINESS

Osisko Development is a Canadian-based exploration and development company focused on past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become a North American intermediate producer of precious metals, through curating and advancing a portfolio of development projects and investments with potential for value creation. The principal mining assets wholly owned through subsidiaries of the Company as of December 31, 2023, are as follows:

●	Cariboo Gold Project (Permitting – British Columbia, Canada) (the "Cariboo Gold Project"), owned and operated by Barkerville Gold Mines Ltd. ("Barkerville").
●	Tintic Project (including, the Trixie test mine located within the Company's wider Tintic Project) (Test mining and exploration – Utah, United States) (the "Tintic Project"), owned and operated by Tintic Consolidated Metals LLC ("Tintic").

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

The Board of Directors of the Company has authorized a strategic review of the San Antonio Project, which includes exploring the potential for a financial or strategic partner in the asset or for a full or partial sale of the asset. The Company has engaged a financial advisor in connection with such strategic review.

As an exploration and development stage corporation, the Company does not generate sufficient cash flows to advance the evaluation and development of its various projects and properties and has historically relied on equity and debt funding to maintain financial liquidity. Continued adequate financial liquidity is dependent on management's ability to secure additional financings in the future; however, there can be no assurance that the Company will be able to obtain adequate financings in the future, or at terms favourable to the Company (refer to "Liquidity and Capital Resources").

The accompanied consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, Management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The working capital position as at December 31, 2023, will not be sufficient to meet the Company's obligations, commitments and forecasted expenditures up to the period ending December 31, 2024. Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast a substantial doubt upon the Company's ability to continue as a going concern and accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

2.FINANCIAL AND OPERATING HIGHLIGHTS

The table below provides selected financial information relating to Osisko Development's performance for the three and twelve months ended December 31, 2023 and relevant comparable periods in 2022:

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
(In thousands of dollars)	$	$	$	$
Revenues	6,906	19,225	31,625	64,046
Operating loss	(155,856)	(69,203)	(209,437)	(234,304)
Net loss	(138,095)	(64,897)	(181,873)	(192,460)
Basic EPS	(1.64)	(0.86)	(2.21)	(3.02)
Cash Flows used in operating activities	(10,136)	(11,256)	(43,785)	(50,258)

Statistics
Meters drilled - Exploration	887	3,217	6,936	14,869
Gold produced (ounces)	5,763	4,983	19,019	28,946
Gold mined (ounces)	1,622	3,951	8,072	87,923

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

Selected Annual Information

The table below summarizes selected annual financial information for the financial years ended December 31, 2023, 2022 and 2021 (all information provided below are in thousands of dollars, except for per share amounts):

As at and for the year then ended,	December 31, 2023	December 31, 2022	December 31, 2021
	$	$	$

Revenues	31,625	64,046	7,661
Operating loss	(209,437)	(234,304)	(157,365)
Net loss	(181,873)	(192,460)	(133,302)
Loss per share (basic & diluted)	(2.21)	(3.02)	(3.03)
Total assets	763,880	968,199	703,124
Cash and cash equivalent	43,455	105,944	33,407
Total liabilities	178,692	237,765	118,922
Total non-current financial liabilities	16,654	28,651	2,154

3.HIGHLIGHTS – Q4 2023

The following summarizes Osisko Development's financial and operational highlights from Q4 2023:

Sustainability & Permitting

On October 10, 2023, the Company announced that it received an Environmental Assessment ("EA") Certificate for the Company's 100%-owned Cariboo Gold Project. The EA Certificate was granted by the Environmental Assessment Office of the Province of British Columbia ("EAO") and is supported by approval decisions from The Honourable George Heyman, Minister of Environment and Climate Change Strategy and The Honourable Josie Osbourne, Minister of Energy, Mines and Low Carbon Innovation. Receipt of the EA Certificate successfully concludes the EA process for the Cariboo Gold Project launched in October 2019, and completed in consultation with and support of the First Nations partners.

There are no environmental issues reported in Q4 2023.

Operations and financial

Three months ended December 31, 2023 and 2022
●	In Q4 2023, the Company generated revenues of $6.9 million and incurred an operating loss of $155.9 million compared to $19.2 million and $69.2 million respectively, in Q4 2022. In Q4 2023, the decrease in revenues compared to Q4 2022 is mainly attributable to the decrease of revenue from Bonanza Ledge II and the reduction of sales from the Tintic Project and the San Antonio Project, both projects in care and maintenance during Q4 2023. The higher operating loss in Q4 2023 compared to Q4 2022 is primarily due to the partial impairment of the Trixie Project for an amount of $160.5 million compared to the prior year quarter impairment of the Cariboo Gold Project amounting to $59 million.
●	In Q4 2023, the Company incurred a net loss of $138.1 million compared to a net loss of $64.9 million in Q4 2022. The decrease in net loss is primarily due to the reasons noted above.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

●	The net cash flows used in operating activities in Q4 2023 amounted to $10.1 million compared to $11.3 million in Q4 2022. The decrease is primarily due to the reduction in the general operating activities at the Trixie Project and the San Antonio Project, including the impact on each’s respective working capital.
●	Investments in mining interests, property, plant and equipment and exploration and evaluation expenses for Q4 2023 amounted to $14.8 million compared to $31.7 million in Q4 2022. The decrease is primarily due to a reduction in mining development activities including the decrease in exploration spending at the Cariboo Gold Project. The level of expenditures at the Cariboo Gold Project also decreased following the finalization and publication of the feasibility study for the Cariboo Gold Project in January 2023.
●	Net cash outflows from financing activities amounted to $1.0 million in Q4 2023 compared to a cash inflow of $7.3 million in Q4 2022.The decrease is primarily explained by the higher level of mining equipment financing in Q4 2022 amounting to $9.0 million compared to $0.8 million in 2023.
Twelve months ended December 31, 2023 and 2022
●	During the twelve months of 2023, the Company generated revenues of $31.6 million and incurred an operating loss of $209.4 million compared to $64 million and $234.3 million in 2022, respectively. The decrease in revenues is primarily due to the reduction of activities at the Bonanza Ledge II and the care and maintenance status in 2023 for the Tintic Project and the San Antonio Project. The decrease in activities impacted the cost of sales and other operating expenses, having a favorable impact on the operating loss.
●	During the twelve months, the Company incurred a net loss of $181.9 million compared to a net loss of $192.5 million in 2022. The net loss decrease is primarily due to the reasons noted, offset by an income tax recovery of $22.5 million, mainly related to the reversal of the deferred incomes taxes liability due to the decrease in the carrying amount of the Tintic Project following the impairment charge recorded in Q4 2023. In addition, the change in fair value of warrant liability was $4.5 million for the twelve months in 2023, compared to $25.0 million in 2022.
●	The net cash flows used in operating activities in 2023 amounted to $43.8 million compared to $50.3 million in 2022. The decrease is primarily due to the reduction in the operating activities at the Bonanza Ledge II and the Tintic and Sapuchi Projects.
●	Investments in mining interests, property, plant and equipment and exploration and evaluation expenses in 2023 amounted to $72.3 million compared to $153.7 million, including the acquisition of Tintic, in 2022. The decrease in cash used in investing activities compared to 2022 is primarily due to the acquisition of Tintic on May 27, 2022 and the commencement in July 2022 of the Brandy Lee decline at Tintic.
●	Net cash inflows from financing activities amounted to $47.8 million in 2023 compared to a cash inflow of $254.5 million in 2022. In 2022, to partially finance the acquisition of Tintic, the Company raised and closed $255.5 million in brokered and non-brokered private placement financings (refer to Financings) compared to proceeds of $51.8 million from a bought deal financing in 2023.
●	Cash position of $43.5 million as at December 31, 2023 compared to $105.9 million as at December 31, 2022.
●	Based on current projections, the Company believes that the working capital position as at December 31, 2023 will not be sufficient to meet the Company’s obligations, commitments and forecasted expenditures up to the year ending December 31, 2024. Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast a substantial doubt upon the Company's ability to continue as a going concern as described in Note 1 to the 2023 annual audited consolidated financial statements. The Company’s ability to continue future operations and fund its planned activities is dependent on Management’s ability to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling additional investments from its portfolio, project debt finance, offtake or royalty financing and other capital market

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

alternatives. Failure to secure future financing may impact and/or curtail the planned activities for the Company, which may include, but are not limited to, the suspension of certain development activities and the disposal of certain investments to generate liquidity. The Company is exploring options to secure additional financing. While Management has been successful in securing financing in the past, there can be no assurance that it will be able to do so in the future or that these sources of funding or initiatives will be available to the Company or that they will be available on terms which are acceptable to the Company.
Exploration Activities
●	On October 11, 2023, the Company announced underground infill and exploration diamond drilling results as part of its 2023 exploration program at Trixie. In early October 2023, the Company also commenced drilling of the Trixie West high-priority copper-gold-molybdenum potential porphyry target from underground at Trixie.
●	On December 6, 2023, the Company announced the commencement of an initial surface diamond drilling exploration campaign to test copper-gold-molybdenum porphyry mineralization potential at the Tintic Project.
●	On December 21, 2023, the Company announced underground drilling and chip sampling results from new development areas as part of its 2023 exploration program at Trixie.
Other
●	On November 15, 2023, the Company and O3 Mining Inc. ("O3 Mining") announced the successful formation and capitalization of "Electric Elements Mining Corp." ("Electric Elements") to explore for lithium potential on certain James Bay properties in Eeyou Istchee Area, Nunavik, Québec transferred to Electric Elements by Osisko Development and O3 Mining (the "Spinout Transaction"). Pursuant to the Spin-out Transaction, Electric Elements acquired from (i) Osisko Development, all of its shares and partnership units in certain subsidiaries holding the rights and title to and interest in its James Bay properties, in exchange for the issuance by Electric Elements to Osisko Development of 9,599,999 common shares of Electric Elements ("EEM Shares"); and (ii) O3 Mining, all of its rights and title to and interest in its Éléonore Opinaca property, in exchange for 2,400,000 EEM Shares (the "Transfer"). Subsequent to the Transfer, Electric Elements completed an equity financing of 8,217,405 EEM Shares at a price of C$0.50 per EEM Share for aggregate gross proceeds to Electric Elements of $4.1 million (the "Financing"). Proceeds of the Financing will be used by Electric Elements to fund the first phase of exploration activities on its newly-acquired James Bay properties and for general corporate purposes. After giving effect to the Financing, Osisko Development holds approximately 47% of the outstanding EEM Shares.
●	On December 28, 2023, the Company announced that Luc Lessard, Chief Operating Officer ("COO") would retire from the Company at the end of 2023 to pursue other personal and professional commitments. Éric Tremblay, a Director on the Board of Directors and Chair of the Environmental, Health and Sustainability Committee, has taken on the position of interim COO. Additionally, in December 2023, Mr. Chris Pharness, Vice President, Sustainable Development, departed the Company.

4.HIGHLIGHTS – SUBSEQUENT TO Q4 2023

Management Updates

On February 2, 2024, the Company announced that Mr. Francois Vézina resigned from his position as Senior Vice President, Project Development, Technical Services and Environment effective as of March 1, 2024 to pursue outside interests.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

US$50 Million Credit Facility

On March 4, 2024, the Company announced that the Company, as guarantor, and Barkerville, its wholly owned subsidiary, as borrower, entered into a credit agreement dated March 1, 2024 with National Bank of Canada, as lender and administrative agent, and National Bank Financial Markets, as mandated lead arranger and sole bookrunner, in connection with a US$50 million delayed draw term loan (the "Credit Facility"). The Credit Facility will be exclusively used to fund ongoing detailed engineering and pre-construction activities at the Cariboo Gold Project. On March 1, 2024, an amount of US$25.0 million ($33.9 million) was drawn under the Credit Facility, net of US$1.0 million ($1.4 million) of fees.

Mineral Resource Update for the Trixie Deposit

On March 15, 2024, the Company announced an updated mineral resource estimated for its 100%-owned underground Trixie deposit within the Company’s wider Tintic project. See Section 6.3 Tintic Project – Utah, U.S.A. for additional information.

.

5.MANAGEMENT AND BOARD COMPOSITION

The Board of Directors of Osisko Development includes, as elected at the Company's annual meeting of shareholders on May 11, 2023: Sean Roosen (Chair); Charles E. Page (Lead Director); Michele McCarthy; Duncan Middlemiss; Marina Katusa; David Danziger and Éric Tremblay.

Management of Osisko Development includes Sean Roosen (Chair of the Board of Directors and Chief Executive Officer); Chris Lodder (President); Éric Tremblay (interim Chief Operating Officer); Alexander Dann (Chief Financial Officer & Vice President Finance); Laurence Farmer (General Counsel, VP Strategic Development and Corporate Secretary); and Maggie Layman (Vice President, Exploration).

6.EXPLORATION AND EVALUATION / MINING DEVELOPMENT ACTIVITIES

As of the date of this MD&A, the Company's only material properties are the Cariboo Gold Project and the Tintic Project. The following sets out the key milestones, estimated timing and costs in respect of the Company's material mineral projects, based on the Company's reasonable expectations and intended courses of action and current assumptions and judgement, as at December 31, 2023.

Main projects upcoming milestones

Key Milestones for Projects	Expected Timing of Completion	Anticipated Remaining Costs*
Cariboo Gold Project
Environmental Assessment Certificate(1)	Completed – Q4 2023	—
Preparatory Work for Bulk Sample(2)	Completed – Q4 2023	—
Bulk Sample(4)	Q4 2024	$13.5 million
Water and Waste Management	Q2 2024	$2.4 million
Electrical and Communication	Q2 2024	$1.4 million
Surface Infrastructure	Q2 2024	$3.4 million
Management, environmental, and other pre-permitting work	Q2 2024	$1.8 million
Detailed engineering and permitting(3)	Q2 2024	$9.0 million
Tintic Project
Ramp Development – 1st stage	Completed – Q3 2023	–
Regional Drilling	Q4 2023 – Q2 2024	$7.2 million
Updating mineral resource estimates	Completed – Q1 2024	$0.5 million

*As at December 31, 2023

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

Notes:

(1)	On October 10, 2023, the Company received an Environmental Assessment Certificate for the Cariboo Gold Project, which was granted by the Environmental Assessment Office of the Province of British Columbia and is supported by approval decisions from The Honourable George Heyman, Minister of Environment and Climate Change Strategy and The Honourable Josie Osbourne, Minister of Energy, Mines and Low Carbon Innovation. Receipt of the Environmental Assessment Certificate concludes the environmental assessment process for the Cariboo Gold Project, which was initiated in October 2019. See "Cariboo Gold Project – Permitting Timeline Summary" below.
(2)	This refers to the preparatory work as commenced in Q3 2023 following the Environmental Assessment Certificate to prepare for the bulk sample with an associated cost of approximately C$1 million.
(3)	These are activities contributing towards the completion of permitting activities, which is presently expected to be completed in Q2 2024. Additional costs and time relating to engineering, including water and waste management and electrical and communication, will be required in the construction phase (after a positive construction decision is made and project financing is obtained).
(4)	The bulk sample expenditures include up until the end of June 2024 and were approved by the Board of Directors.

Readers are cautioned that the above represents the opinions, assumptions and estimates of management considered reasonable at the date the statements are made and, are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described above. See "Cautionary Note Regarding Forward Looking Statements".

6.1.Cariboo Gold Project – British Columbia, Canada

The Cariboo Gold Project is an advanced stage gold exploration project 100%-owned by the Company located in the historic Wells-Barkerville mining camp, in the District of Wells, central British Columbia, Canada, that extends for approximately 77 kilometres from northwest to southeast. The Company's total land package consists of 415 mineral titles and covers an area of approximately 155,000 hectares. On November 21, 2019, OGR acquired the Cariboo Gold Project through the acquisition of Barkerville. The project was part of the OGR contributed assets that created the Company on November 25, 2020.

Technical reports and mineral resource estimate

The Company completed a Feasibility Study ("FS") for the Cariboo Gold Project with an effective date of January 12, 2023. The scientific and technical information contained in this MD&A relating to the Cariboo Gold Project is supported by the technical report filed in respect of the FS on the Cariboo Gold Project titled "Feasibility Study for the Cariboo Gold Project, District of Well, British Columbia, Canada", dated January 10, 2023 (as amended January 12, 2023) with an effective date of December 30, 2022 (the "Cariboo FS"), which was prepared for the Company by Colin Hardie, P. Eng, Mathieu Bélisle, P. Eng, Katherine Mueller, P. Eng., John Cunning, P. Eng., Paul Gauthier, P. Eng., Aytaç Göksu, P. Eng, Saileshkumar Singh, P. Eng., Éric Lecomte, P. Eng., Vincent-Nadeau Benoit, P. Geo., Carl Pelletier, P. Geo, Jean-François Maillé, P. Eng., Keith Mountjoy, P. Geo., Michelle Liew. P. Eng., David Willms, P. Eng., Timothy Coleman, P. Eng., Thomas Rutkowski., P. Eng., and Laurentius Verburg., P. Geo. Information relating to the Cariboo Gold Project and the Cariboo FS provided herein is qualified in its entirety by the full text of the Cariboo FS, which is available electronically on the Company's website or on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Company's issuer profile, including the assumptions, qualifications and limitations therein.

The Cariboo FS contemplates a staged, lower capital intensity project design with scalable infrastructure to account for the current global inflationary environment. Management believes that this approach to developing the Cariboo Gold Project may mitigate development capital intensity risks while providing an opportunity to maximize margins. The Company anticipates that the potential development of the Cariboo Gold Project may provide a basis for progress towards the establishment of a broader mining district camp, including development of multiple deposits over several trends totaling approximately 80 km of mineralization. A summary of the Cariboo FS results is presented below:

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

METRIC	UNIT	PHASE 1	PHASE 2	TOTAL LOM
Base Case Assumptions
Gold Price	US$/oz		1,700
Exchange Rate	CAD:USD		0.77
Discount Rate	%		5.0%
Production
Mine Life	years	3	9	12
Total Ore Mined	tonnes	1,542,471	15,160,983	16,703,454
Average Throughput	tpd	1,500	4,900	4,056
Average Gold Head Grade, diluted	g/t Au	4.43	3.72	3.78
Total Contained Gold	oz	219,488	1,811,665	2,031,152
Average Gold Recovery Rate	%	93.6%	91.8%	92.0%
Total Recovered Gold, payable	oz	205,419	1,663,436	1,868,856
Average Annual Gold Production	oz/year	72,501	193,798	163,695
Unit Operating Costs
Underground Mining	$/t mined	77.6	51.1	53.6
Processing	$/t mined	37.1	25.3	26.4
Concentrate Transport	$/t mined	17.3	3.5	4.8
Water and Waste Management	$/t mined	18.4	6.1	7.1
General and Administrative	$/t mined	19.4	9.8	10.7
Total Unit Operating Costs	$/t mined	169.8	95.8	102.7
Operating Costs
Total Cash Costs[2]	US$/oz	1,149	748	792
AISC[2]	US$/oz	1,634	886	968
Capital Expenditures[3]
Initial Capital	$M	137.3	—	137.3
Expansion Capital	$M	—	451.1	451.1
Sustaining Capital	$M	134.2	332.4	466.6
Total	$M	271.5	783.5	1,055.0

Notes:

1.	Totals may not add up due to rounding.
2.	This is a non-IFRS measure. Refer to Non-IFRS Financial Measures.
3.	Capital Expenditures do not include sunk costs ($2.5M) nor pre-permit expenses ($64.8M).

Mineral Resources Estimate

The Cariboo FS includes an updated Mineral Resources estimate incorporating an additional 35,578 meters of drilling data from Shaft, Valley, and Lowhee completed since May 24, 2022 being the effective date of the technical report titled "Preliminary Economic Assessment for the Cariboo Gold Project, District of Well, British Columbia, Canada", dated May 24, 2022 for the deposits of Cow Mountain (Cow and Valley Zones), Island Mountain (Shaft and Mosquito Zones), and Barkerville Mountain (Lowhee and KL Zones). This resulted in an increase of 6% of total gold ounces in the Inferred Resources category. Measured and Indicated resources are exclusive of Mineral Reserves. Mineral Resources have an effective date of November 11, 2022.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

Table 5: Cariboo Mineral Resources Statement – November 11, 2022

	Tonnes	Gold Grade	Contained Gold	Silver	Contained
Classification / Deposit	(000's)	(g/t)	(000's oz)	Grade (g/t)	Silver (000's oz)
Measured	—	—	—	—	—
Bonanza Ledge	47	5.06	8	—	—
Indicated
Bonanza Ledge	32	4.02	4	—	—
BC Vein	1,030	3.12	103	—	—
KL	386	3.18	39	—	—
Lowhee	1,368	3.18	140	0.23	10
Mosquito	1,288	3.68	152	0.08	3
Shaft	4,781	3.39	523	0.06	9
Valley	2,104	3.14	213	0.09	6
Cow	3,644	3.31	388	0.09	11
Total Indicated	14,635	3.32	1,564	0.09	39
Inferred
BC Vein	461	3.55	53	—	—
KL	1,918	2.75	169	—	—
Lowhee	445	3.34	48	0.10	1
Mosquito	1,290	3.55	147	0.01	0
Shaft	6,468	3.84	800	0.01	1
Valley	2,119	3.30	225	0.02	1
Cow	2,769	3.03	270	0.00	0
Total Measured & Indicated	14,682	3.33	1,571	0.09	39
Total Inferred	15,470	3.44	1,712	0.01	4

Notes:

1. Mineral Resources are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2.

The Mineral Resource Estimate conforms to the 2014 CIM Definition Standards on Mineral Resources and Reserves and follows the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.

3.

A total of 481 vein zones were modelled for the Cow Mountain (Cow and Valley), Island Mountain (Shaft and Mosquito), Barkerville Mountain (BC Vein, KL, and Lowhee) deposits and one gold zone for Bonanza Ledge. A minimum true thickness of 2.0 m was applied, using the Au gold grade of the adjacent material when assayed or a value of zero when not assayed.

4.

The estimate is reported for a potential underground scenario at a cut-off grade of 2.0 g/t Au, except for Bonanza Ledge at a cut- off grade of 3.5 g/t Au. The cut-off grade for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee deposits was calculated using a gold price of US$1,700/oz; a USD:CAD exchange rate of 1.27; a global mining cost of $54.32/t; a processing and transport cost of $22.29/t;a G&A plus Environmental cost of $15.31/t; and a sustaining CAPEX cost of $31.19/t. The cut-off grade for the Bonanza Ledge deposit was calculated using a gold price of US$1,700/oz; a USD:CAD exchange rate of 1.27; a global mining cost of $79.13/t; a processing and transport cost of $65.00/t; and a G&A plus Environmental cost of $51.65/t. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).

5.	Bulk density varies from 2.69 g/ cm3 to 3.20 g/ cm3.
6.

A four-step capping procedure was applied to composited data. Restricted search ellipsoids ranged from 7 to 50 g/t Au at four different distances ranging from 25 m to 250 m. High-grades at Bonanza Ledge were capped at 70 g/t Au on 2.0 m composited data.

7.

The gold Mineral Resources for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee vein zones were estimated using Datamine StudioTM RM 1.9 software using hard boundaries on composited assays. The silver Mineral Resources and the dilution halo gold mineralization were estimated using Datamine StudioTM RM Pro 1.11. The OK method was

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

used. Mineral Resources for Bonanza Ledge were estimated using GEOVIA GEMSTM 6.7 software using hard boundaries on composited assays. The OK method was used to interpolate a block model.

8.	Results are presented in situ. Calculations used metric units (meters, tonnes, g/t). Any discrepancies in the totals are due to rounding effects.

Mineral Reserves Estimate

Probable Mineral Reserves of 16.7 Mt grading 3.78 g/t Au for 2.03 Moz of contained gold in underground deposits, as defined below, have an effective date of December 6, 2022 and form the basis of the Cariboo FS. Only Mineral Resources that were classified as Measured and Indicated were given economic attributes in the mine design and when demonstrating economic viability were classified as Mineral Reserves, incorporating an external mining dilution factor of 8% into the Mineral Reserves estimate.

Table 6: Cariboo Mineral Reserves Statement – December 6, 2022

	Tonnes	Gold Grade	Contained Gold	Silver Grade	Contained
Classification / Deposit	(000's)	(g/t)	(000's oz)	(g/t)	Silver (oz)
Proven	—	—	—	—	—
Probable
Cow	4,127	3.41	453	0.08	11,018
Valley	3,445	3.70	410	0.14	15,059
Shaft	7,962	3.87	990	0.02	4,473
Mosquito	603	4.93	95	0.03	619
Lowhee	567	4.56	83	0.21	3,786
Total Proven and Probable Reserves	16,703	3.78	2,031	0.07	34,955

Notes:

1.	Totals may not add up due to rounding.
2.	Mineral Reserves have been estimated in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (2014), which are incorporated by reference in NI 43-101.
3.	Mineral Reserves used the following assumptions: US$1,700/oz gold price, USD:CAD exchange rate of 1.27, and variable cut- off value from 1.70 g/t to 4.00 g/t Au
4.	Mineral Reserves include both internal and external dilution along with mining recovery. The external dilution is estimated to be 8%. The average mining recovery factor was set at 93.6% to account for ore left in each block in the margins of the deposit.

The mineral resource estimate is built upon over 650,000 meters of core from the 2015 to 2021 drill campaigns, and historically verified drill data using a total of 3,550 drill holes. A strong understanding of the controls of mineralization enabled Osisko Development's technical team to construct a mineral resource estimate constrained by lithology, alteration, structure and mineralization.

On December 31, 2022, the Cariboo gold project was written down to its net estimated recoverable amount of $435.7 million which was determined by the value-in-use using a discounted cash-flow approach and reflected as an impairment of Mining Interests. The main valuation inputs used were the cash flows expected to be generated by the production and sale of gold from the Cariboo gold project over the estimated life of the mine, based on the expected long-term gold price per ounce costs inflation forecast and the discount rate of 12.6% applied to the cash flow projections.

Permitting and EA Process

Osisko Development started the EA Process in the spring of 2019 for the Cariboo Gold Project.

On October 27, 2021, the Province of British Columbia, Lhtako Dené First Nation and the Company announced the approval of amendments to Mines Act Permits M-238 and M-198 allowing for the expansion of the existing Bonanza Ledge II

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

underground mine. At the time, these amendments supported the employment of additional workers at the mine. The expansion of the Bonanza Ledge II Project allowed for continuity of certain mining activities while the Cariboo Gold Project environmental assessment was underway. In July 2021, the province of British Columbia authorized a permit to extract a bulk sample of 10,000 tonnes of mineralized material, the development of a portal and 2,200 m of drift to access the mineral deposit.

On October 10, 2023, the Company announced that the EAO had granted the EA Certificate for the Cariboo Gold Project. The Company is progressing in the final permitting approval for the Cariboo Gold project. On May 31st, Osisko as submitted its Join Permit Application ("JPA") and passed the screening phase of the permit in September 2023. JPA is processing through the review process and the Company anticipates receiving final approval for the construction and operation in Q4 of 2024.

Cariboo Gold Project – Permitting Timeline Summary

As of December 31, 2023, the Cariboo Gold Project is in advanced stages of permitting and the history of the process is summarized in the following highlights:

●	Signing Ceremony on October 23, 2022 with Lhtako Dené First Nation's Elders and Members in Wells and Quesnel was an important event for the life of project agreement between Lhtako Dene First Nation and Osisko Development highlighting the importance of our partnership and mutual support and benefits.
●	The Revised Application for the EA Process was submitted to the EAO of British Columbia on October 14, 2022 for the Cariboo Gold Project. The 1,700 comments received by the different reviewers were successfully addressed.
●	In parallel to the EA process, the Company initiated an official application for the permitting of the Cariboo Gold Project with the submission of the Project Description to the Ministry on September 30, 2022. Received the IRT in November 2022.
●	All drilling and geologic modeling work has been completed.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

●	All permits were received for the bulk sample in the Lowhee deposit area, which includes 2,200 metres of underground development and the removal of 10,000 tonnes of mineralized material for further sorter testing.
●	Outside of the Cariboo Gold Project area there are 25 high quality drill-ready targets demonstrating the years of ongoing exploration in the mineral rights held by Osisko Development around the Cariboo Gold Project.

The Company anticipates receiving the permits to allow the construction of the Cariboo Gold Project in Q2 2024.

2024 Objectives for the Cariboo Gold Project
●	Continue permitting activities of the Cariboo Gold Project at a throughput rate of 4,900 tonnes per day with the inclusion of the Lowhee Zone.
●	Complete detailed engineering on reclamation work, water treatment and waste management for the start-up of the Cariboo Gold Project.
●	Continue stakeholder engagement and finalize agreement with Xatśūll First Nation and District of Wells.
●	Commence detailed engineering of the transmission line for connection to the BC Hydro grid.

6.2.Bonanza Ledge II Project – British Columbia, Canada

The Bonanza Ledge II project is a small scale and short life project that was put into care and maintenance in early June 2022. The project allows the Company to facilitate (i) opportunities for managing historical reclamation obligations inherited by the Company, (ii) hands on training and commissioning of the Company's mining and processing complex for the Cariboo Gold Project and (iii) the maintenance of the economic and social benefits for the First Nations partners and communities. While working through the environmental assessment review, permitting process and the NI 43-101 technical report for its Cariboo Gold Project, the Company produced approximately 11,424 gold ounces at its Bonanza Ledge II project.

The Company started mining operations at its Bonanza Ledge II project in the first quarter of 2021 as it was granted in Q1 2021, a notice of departure from the Ministry of Energy, Mines and Low Carbon Innovation of British Columbia. The Company announced on October 27, 2021 receipt of the final amendments for the Bonanza Ledge II mine and QR mill permits. The underground portal was completed in Q4 2021.

Please see the caution section "Risk Factors: Operations Not Supported by a Feasibility Study".

2024 Objectives
●	Improve Water Treatment Plant ("WTP") at Bonanza Ledge II to treat nitrate species and QR Mill to remove and manage WTP retentate.
●	Complete the bulk sample in order to test ore sorting and reach ore body and perform mining tests.

6.3.Tintic Project – Utah, U.S.A.

The Tintic Project is located in western Utah County, approximately 64 km south of Provo, Utah and 95 km south of Salt Lake City. The property on which the Trixie test mine or Trixie deposit is located encompasses most of the East Tintic District, surrounding and immediately east of the incorporated town of Eureka. The area of the Tintic Project owned or controlled by Osisko Development comprises 1,105 claims totaling 5,746 ha (14,200 acres) of patented mining claims and a further 107 mining claims of approximately 1,214 ha (3,000 acres), which are overwhelmingly leased patented mining

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

claims. Osisko Development owns a small and varying percentage, interest or royalty in a number of other claims outside the main claim package.

Certain scientific and technical information in this section relating to the Tintic Project and the updated mineral resource estimate for the Trixie deposit (the "2024 Trixie MRE"), including information provided in the table "2024 Trixie MRE (all zones)", is supported by the news release disseminated by the Company on March 15, 2024 (titled “Osisko Development Announces Mineral Resource Update for the Trixie Deposit, Tintic Project”) (the "MRE Update News Release"). The key assumptions, parameters, qualifications, procedures and methods underlying the 2024 Trixie MRE, certain of which are described in the above-noted news release, will be further described in the full technical report being prepared for the 2024 Trixie MRE in accordance with NI 43-101, and will be available on SEDAR+ (www.sedarplus.ca) under the Company’s issuer profile within 45 days from the date of the MRE Update News Release. Information relating to the 2024 Trixie MRE provided herein is qualified in its entirety by the full text of the MRE Update News Release which is available electronically on the Company's website or on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Company's issuer profile, including the assumptions, qualifications and limitations therein.

Until a technical report relating to the 2024 Trixie MRE is filed on SEDAR+, the current technical report (within the meaning of NI 43-101) on the Tintic Project is the technical report titled "NI 43-101 Technical Report, Initial Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America" dated January 27, 2023 (with an effective date of January 10, 2023) (the "Initial Trixie MRE"), which was prepared by William J. Lewis, P. Geo, Ing. Alan J. San Martin, MAusIMM (CP) and Richard Gowans, P. Eng. Information relating to the Trixie MRE provided herein is qualified in its entirety by the full text of the Initial Trixie MRE, which is available electronically on the Company's website or on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Company's issuer profile, including the assumptions, qualifications and limitations therein. Once a technical report in respect of the 2024 Trixie MRE is filed on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile, it will automatically supersede the Initial Trixie MRE.

Scientific or technical information in respect of the Tintic Project contained in this MD&A, including any updates to the scientific or technical information derived from the Initial Trixie MRE, the MRE update News Release and any other and any other scientific or technical information in respect of the Tintic Project contained in this MD&A, was prepared by or under the supervision of Maggie Layman, Vice President Exploration of the Corporation, who is a "qualified person" for purposes of NI 43-101.

Acquisition of Tintic

On May 27, 2022, Osisko Development acquired 100% of Tintic through the purchase of: (i) IG Tintic's direct 75% ownership in Tintic; and (ii) all issued and outstanding stock of Chief Consolidated Mining Company ("Chief"). Immediately following the closing of the transaction, Chief completed a merger with a newly formed subsidiary of the Company (the "Merger"), such that, following completion of the Merger, Chief is now owned by the Company. The total consideration to the vendors in the aggregate amount of approximately US$156.6 million ($199.5 million), comprised of: (i) cash payments of approximately US$58.7 million ($74.7 million), (ii) the issuance to the sellers of convertible instruments amounting to $10.8 million (iii) the issuance of 12,049,449 common shares of the Company and, (iv) Deferred consideration and contingent payments fair valued at $15.1 million.

The deferred payments consist of an amount of US$12.5 million payable in equal instalments annually over five years in cash or shares at the Company's election; (ii) two 1% NSR royalty grants, each with a 50% buyback right in favour of the Company for US$7.5 million which is exercisable within 5 years; (iii) a right to receive the financial equivalent of 10% of the net smelter returns from stockpiled mineralized material extracted from the Trixie project since January 1, 2018 and sitting on surface; and (iv) US$10 million contingent upon commencement of production at the Burgin Mine.

A number of Tintic shareholders had entered into 12-month lock-up agreements which expired on May 27, 2023.

With the completion of the transaction, the Company acquired 100% ownership of the producing Trixie test mine, as well as mineral claims covering more than 17,000 acres in Central Utah's historic Tintic Mining District. Tintic's ongoing exploration

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

work has demonstrated potential for expansion and further discovery both at the Trixie test mine and the broader land package. It is hoped that the acquisition of Tintic will, as a result of exploration efforts, serve to accelerate the Company's path towards becoming a mid-tier gold producer and adds further opportunity to explore and develop another project in its portfolio.

Exploration Program

The Tintic Project consists of 23 past producing precious and base metal mines located in the East Tintic Mining District, Utah, 95 km southwest of Salt Lake City. The Tintic Project is comprised of more than 17,000 acres (6,880 ha), including 14,200 acres (5,746 ha) of patented mining claims.

In 2022, the Company completed 28 surface reverse circulation ("RC") drill holes near Trixie totaling approximately 8,442 m and 62 underground diamond drill ("DD") holes in the 625 level at Trixie totaling approximately 3,232 m using two surface RC rigs and two underground diamond drill rigs. Continuous underground face samples were collected along all development at Trixie, and together with drill results, formed the basis of an initial mineral resource estimate at Trixie completed in January 2023.

In 2023, the Company completed 73 underground DD holes at Trixie totaling approximately 6,028 m (19,776 ft). As of Q4 2023, assay results were received for 59 DD holes with assays pending for the remaining holes. For additional information please refer to the Company's news release dated December 21, 2023. One drill rig is active at surface testing for copper-gold porphyry mineralization in the Big Hill target area.

The 2024 Trixie MRE incorporated an additional 1,674 underground chip samples over 1,678 m (5,507 ft) of underground development, and 7,385 m of drilling (24,229 ft) in 122 holes completed by the Company since the release of the Initial Trixie MRE, with an effective date of January 10, 2023.

	2024 Trixie MRE (all zones)
			Contained		Contained
	Tonnes	Au Grade	Gold	Ag Grade	Silver
Classification	(000's)	(g/t)	(000's oz)	(g/t)	(000's oz)
Measured	120	27.36	105	61.73	238
Indicated	125	11.17	45	59.89	240
Measured and Indicated	245	19.11	150	60.80	478
Inferred	202	7.8	51	48.55	315

Notes

1.	Effective date of the 2024 Trixie MRE is March 14, 2024.
2.

Each of Mr. William Lewis, P.Geo., of Micon International Limited and Alan J. San Martin, MAusIMM(CP), of Micon International Limited (i) has reviewed and validated the 2024 Trixie MRE, (ii) is considered to be independent of the Company for purposes of Section 1.5 of NI 43-101, and (iii) is a "qualified person" within the meaning of NI 43-101.

3.

The mineral resources were estimated using the Canadian Institute of Mining ("CIM"), Metallurgy and Petroleum's "CIM Definition Standards on Mineral Resources and Mineral Reserves" adopted by the CIM council.

4.

Mineral resources are reported when they are within potentially mineable shapes derived from a stope optimizer algorithm, assuming an underground longhole stoping mining method with stopes of 6.1 m x 6.1 m x minimum 1.5 m dimensions.

5.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
6.

Geologic modelling was completed by Osisko Development modeling geologist Jody Laing, P.Geo, using Leapfrog Geo software. The 2024 Trixie MRE was completed by Osisko Development chief resource geologist, Daniel Downton, P.Geo using Datamine Studio RM 2.0 software. William Lewis and Alan J. San Martin of Micon International Limited independently reviewed and validated the mineral resource model.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

7.

The estimate is reported for an underground mining scenario and with USD assumptions. The cut-off grade of 4.32 g/t Au was calculated using a gold price of US$1,750/oz, a CAD:USD exchange rate of 1.30; total mining, processing and G&A costs of US$168.04/imperial ton; a refining cost of US$2.65/ounce; a combined royalty of 4.50%; and an average metallurgical gold recovery of 80%.

8.

The stope optimizer algorithm evaluated the resources based on a gold equivalent grade which incorporates the silver grade estimate and assumes a silver price of US$23/oz and metallurgical silver recovery of 45%.

9.	The 2024 Trixie MRE is comprised of six zones within the greater Trixie area: T2, T3, T4, Wild Cat, 40 Fault and 75-85.
10.	Average bulk density values in the mineralized domains were assigned to the T2 (2.955 T/m), T3 (2.638 T/m), T4(2.618 T/m), Wild Cat, and 40 Fault (2.621 T/m), and 75-85 (2.617 T/m) domains.
11.	Inverse Distance Squared interpolation method was used with a parent block size of 1.2 m x 2.4 m x 2.4 m.
12.

The Company intends to file a technical report in respect of the 2024 Trixie MRE in accordance with NI 43-101 on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile within 45 days of the date of the MRE update News Release.

13.

The 2024 Trixie MRE results are presented in-situ. Calculations used metric units (metres, tonnes, g/t). The number of tonnes is rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.

13.

Neither the Company nor Micon International Limited is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than disclosed in the MRE update News Release.

Developments in 2023 and 2024 Objectives

In Q4 2023, the Company continued underground exploration and delineation on the Trixie deposit with two diamond drill rigs. An initial 5,000 meters of underground infill and exploration drilling was proposed for 2023 at Trixie, with additional drilling recommended subject to results and program progress. For the twelve months of 2023, a total of 6,194 meters were drilled in 73 holes and an additional 1 geotechnical hole totaling 349 meters. An initial 3,000 m of surface diamond drilling is proposed to test for copper molybdenum-gold porphyry mineralization on the Tintic Project, property, namely in the Big Hill area. This drilling commenced in early December 2023 upon receipt of surface drill permits.

Data compilation from historic mines in the area is ongoing and anticipated to generate additional drill targets on the greater Tintic Project property.

The development of an underground ramp, which commenced in July 2022, was completed to the 625 level during Q3 2023 with the breakthrough occurring at the end of September. The Company anticipates that the decline ramp will improve underground access for exploration and may potentially support an increase in productivity and mining rates in the future.

The ability to achieve any increase in production and the capital required to increase production are the subject of pending technical work. There can be no assurance that technical work will provide justification for further development, support the ability to increase production or demonstrate the ability to increase production through a low-capital expenditure expansion of the existing facilities. The ability to recommence and expand operations is subject to risks which include the possible need for additional or amended permits, licenses and approvals, risks related to mining operations, the need for additional capital and/or operating expenditures, commodity prices justifying such work, potential scarcity of employees, environmental risks and approvals and the limited knowledge of the mineralized material available on site.

The Company cautions that its prior decision to commence small-scale underground mining activities and batch vat leaching at the Trixie test mine was made without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. Small scale test-mining at Trixie was suspended in December 2022, resumed in the second quarter of 2023 and, suspended again in December 2023. If and when small-scale test-mining at Trixie re-commences, there is no guarantee that production will continue as anticipated or at all or that anticipated

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. The Company cautions that historically, such projects have a much higher economic or technical risks. In continuing current operations at Trixie, the Company has not based its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability.

On March 15, 2024, the Company announced the 2024 Trixie MRE. Compared to the previous 2023 Trixie MRE, contained gold ounces in measured and indicated resources decreased by 29% and inferred resources decreased by 79% primarily due to lower estimated grades that incorporated an updated geologic model interpretation and conversion of inferred resources. Drill results and underground mapping from the 2023 exploration program improved the knowledge of the extent and distribution of mineralization, resulting in modeling improvements to both mineralization and the historical mine shape model. A technical report in respect of the 2024 Trixie MRE is being prepared and will be filed on SEDAR+ under the Company's issuer profile within 45 days from the date of the MRE Update News Release.

The test mining operations at Trixie were suspended in December 2023 and are expected to remain in care and maintenance for the foreseeable future. The drilling of porphyry targets continue and is expected to be completed by the end of Q2 2024. Management is currently reviewing its options for next steps at the Tintic Project.

On December 31, 2023, an impairment charge of $160.5 million on the Trixie test mine was recorded and the net assets of the Trixie test mine were written down to their net estimated recoverable amount (including mining interest and property, plant and equipment) of $51.6 million which was determined using a fair value less costs of disposal model based on a discounted cash flows approach. The main valuation inputs used were the cash flows expected to be generated by the production and sale of gold and silver from the Trixie gold mine over the estimated life of the mine, the expected long-term gold price per ounce and a discount rate of 10.4% applied to the cash flow projections.

Please see the caution section "Risk Factors: Operations Not Supported by a Feasibility Study".

6.4.San Antonio Gold Project – Sonora State, Mexico

In addition to the Cariboo Gold Project and Tintic Project, the Company also owns the San Antonio Gold Project. The San Antonio Gold Project is not considered a material property of the Company as of December 31, 2023 and the date of this MD&A.

The San Antonio Gold Project is a past-producing oxide copper mine. In 2020, following acquisition of this project, the Company concentrated its efforts in obtaining the required permits and amendments to the permits to perform its activities. The Company has filed preventive reports for the processing of the gold stockpile on site and for a drilling program for the Sapuchi, Golfo de Oro and California zones.

The Company also initiated the following activities:

●	Commencement of the Environmental Impact Manifest (or Manifestacion de Impacto Ambiental ("MIA")) ;
●	A baseline study;
●	Awarding the Engineering, Procurement, Construction, Management contract for the process of the stockpile

On April 29, 2023, Mexico's Senate approved a wide-ranging reform of laws governing the mining industry, including a requirement that companies pay a percentage of profits to various stakeholders. The new mining law reduces the maximum length of concessions from 50 to 30 years and may allow authorities to cancel concessions if no work is done on them within two years. The Company is closely monitoring the situation and will continue to assess the potential impacts on its Mexican assets.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

Since Osisko Development's acquisition of the San Antonio Project in November 2020, the Company has successfully achieved the following operational milestones:

●	The construction of a leach pad and carbon in column plant at the end of 2021 to process stockpiled mineralized material.
●	1.1 million tonne stockpile with an average grade of 0.58 g/t Au was placed on the heap leach pad.
●	13,591 net ounces of gold sold from the San Antonio heap leach pad as at December 31, 2023.

Permitting

The Company continued the various permitting activities starting in 2020. These activities consist of obtaining the permits for the MIA and the change of use of land while continuing the work required to complete the environmental baseline study. Applications were submitted for four new mining claims, Sapuchi E-82/40881, Sapuchi 2 E-82/40882, Sapuchi 3 E-82/40883, and Sapuchi 4 E-82/40888.

All documentation required for the change of use land and EA permits were filed and the Company was awaiting the granting of these two permits by the Mexican government. In early December 2022, the director of SEMARNAT announced a moratorium on all environmental permits for open pit operations, which will be denied with no approval process in place until further notice. Subsequently, the Company received communication that the MIA would not be approved. The approval process for environmental permits for mining may resume after the conclusion of the governor and presidential elections which will be held in July 2024, with the new president taking office in September 2024. In order to ensure that the San Antonio Gold Project would not be further delayed from the granting of the permits, management withdrew both permit applications with the intent to refile once the moratorium is lifted or a clear approval process is in place.

Exploration Program

A two-phase 45,000-meter drilling campaign was initiated during 2021. The objective of the drill program was to conduct exploration and resource drilling at a spacing of 25 meters and historic drilling validation for the three main target areas; Sapuchi, California and Golfo de Oro. The Company anticipates exploration potential to expand both oxide and sulphide resources.

On June 30, 2022, the Company announced an initial open pit mineral resource estimate for the San Antonio Project ("MRE Sapuchi"). See tables below. The 2022 MRE Sapuchi covers a portion of the Sapuchi – Cero Verde trend that encompasses five deposits: Sapuchi, Golfo de Oro, California, Calvario and High Life over approximately 2.8 km along strike, a maximum width of 600 metres (m) to a maximum depth of 300 m below surface.

The MRE Sapuchi is based on 84,454 m of current and verified historic drilling in 579 holes, of which 27,870 m of drilling in 177 holes were performed by the Company in 2021. Gold mineralization is hosted within altered hydrothermal breccia and sediments, as stockwork quartz veins and veinlets, adjacent to intrusions and fault structures and often associated with iron carbonate minerals. Metallurgical testing has shown amenability of leaching in the oxide materials and recommendations of milling in the transition and sulphide zones. The Company filed the Technical Report on July 22, 2022.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

No drilling occurred on the project in 2022 and in 2023

	Indicated Mineral Resources
					Au	Ag
	Weathering	Tonnes	Au	Ag	Ounces	Ounces
Deposit	Zone	(Mt)	(g/t)	(g/t)	(000)	(000,000)
California	Oxide	0.6	0.93	2.8	17	0.05
	Transition	0.2	0.79	3.3	6	0.02
	Sulphide	3.1	1.31	2.4	130	0.23
	Total	3.9	1.22	2.5	153	0.30
Golfo de Oro	Oxide	0.2	1.07	2.8	7	0.02
	Transition	0.1	1.19	2.8	6	0.01
	Sulphide	5.3	1.46	2.5	249	0.42
	Total	5.6	1.44	2.5	262	0.45
Sapuchi	Oxide	1.9	0.85	3.6	53	0.22
	Transition	1.4	1.04	3.6	47	0.16
	Sulphide	2.1	0.94	3.4	62	0.22
	Total	5.4	0.93	3.5	162	0.60
Total	Oxide	2.7	0.89	3.4	77	0.29
	Transition	1.7	1.02	3.5	59	0.19
	Sulphide	10.5	1.31	2.6	441	0.87
	Total	15.0	1.20	2.9	577	1.38

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

	Inferred Mineral Resources
					Au	Ag
	Weathering	Tonnes	Au	Ag	Ounces	Ounces
Deposit	Zone	(Mt)	(g/t)	(g/t)	(000)	(000,000)
California	Oxide	0.4	0.68	2.1	8	0.02
	Transition	0.1	0.85	2.6	4	0.01
	Sulphide	1.1	1.27	3.8	46	0.14
	Total	1.6	1.10	3.3	58	0.17
Golfo de Oro	Oxide	0.5	0.80	3.0	12	0.04
	Transition	0.2	0.93	3.4	5	0.02
	Sulphide	5.7	1.29	2.5	237	0.46
	Total	6.4	1.24	2.5	254	0.52
High Life	Oxide	0.5	0.84	4.2	14	0.07
	Transition	0.2	0.73	4.5	4	0.02
	Sulphide	0.1	0.90	8.3	4	0.04
	Total	0.8	0.83	4.9	22	0.13
Sapuchi	Oxide	3.2	0.74	3.7	75	0.37
	Transition	1.6	0.92	3.6	48	0.19
	Sulphide	2.8	0.92	4.1	84	0.37
	Total	7.6	0.85	3.8	207	0.93
Calvario	Oxide	0.1	0.53	0.0	2	0.00
	Transition	0.0	0.55	0.0	0.0	0.00
	Sulphide	0.0	0.0	0.0	0.0	0.00
	Total	0.1	0.53	0.0	2.0	0.00
Total	Oxide	4.7	0.74	3.5	111	0.50
	Transition	2.1	0.90	3.6	61	0.24
	Sulphide	9.7	1.18	3.2	371	1.01
	Total	16.5	1.02	3.3	543	1.75

MRE Sapuchi Notes:

•

Rodrigo Calles-Montijo, of Servicios Geológicos IMEx, S.C., William J. Lewis and Alan J San Martin, of Micon International Limited have reviewed and validated the mineral resource estimate for Sapuchi, Golfo de Oro, California, High Life and Calvario deposits. All are independent "Qualified Persons" (as defined in NI 43-101) responsible for the 2022 MRE Sapuchi. Each is (i) considered to be independent of the Company for the purposes of Section 1.5 of NI 43-101, and (ii) is a "qualified person" for the purposes of NI 43-101. The effective date of the mineral resource on Sapuchi is June 24, 2022.

•

Specific extraction methods are used only to establish reasonable cut-off grades for various portions of the deposit. No Preliminary Economic Analysis, Pre-Feasibility Study or Feasibility Study has been completed to support economic viability and technical feasibility of exploiting any portion of the mineral resource, by any particular mining method.

•

The mineral resources disclosed were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") standards on mineral resources and reserves definitions, and guidelines prepared by the CIM standing committee on reserve definitions and adopted by the CIM council.

•	The calculated economic cut-off grade for the resource in: Oxides (70% recovery) is 0.27 g/t Au, transition and sulphides (90% recovery) is 0.44 g/t Au
•	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
•

Geologic modeling was completed by Osisko Development. The MRE Sapuchi was completed by Geologist Leonardo Souza, MAusIMM (CP) of Talisker Exploration Services, under the supervision of Rodrigo Calles-Montijo, of Servicios Geológicos IMEx, S.C., William J.Lewis and Alan J. San Martin, of Micon International Limited.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

•

The estimate is reported for a potential open pit scenario and with USD assumptions. The cut-off grades were calculated using a gold price of $1,750 per ounce, a CAD:USD exchange rate of 1.3; mining cost of $2.95/t; processing cost of $4/t for oxides and $13.0/t for transition and sulphides; and general and administration costs of $2.50/t. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).

•	A density of 2.55 g/cm3 was established for all oxide zones, 2.69 g/ cm3 for transition zones and 2.74g/ cm3 for the sulphide zones.
•

Resources for Sapuchi, Golfo de Oro, California, High Life and Calvario were estimated using Datamine Studio RM 1.3 software using hard boundaries on composited assays (3.0 m for all zones). Ordinary Kriging interpolation method was used in a with a parent block size = 10m x 10m x 5m.

•

Results are presented in-situ. Ounce (troy) = metric tons x grade / 31.10348. Calculations used metric units (metres, tonnes, g/t). The number of metric tons was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects; rounding followed the recommendations as per NI 43-101.

Neither the Company, Servicios Geológicos IMEx, S.C., nor Micon International Limited. is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than disclosed in the MRE Sapuchi technical report.

For further information regarding the San Antonio Project, please see the technical report titled "NI 43-101 Technical Report for the 2022 Mineral Resource Estimate on the San Antonio Project, Sonora, Mexico", dated July 12, 2022 with an effective date of June 24, 2022 on the Company's website or under the Company's issuer profile at www.sedarplus.ca and at www.sec.gov.

Stockpile

In the first quarter of 2022, Sapuchi Minera commenced processing its stockpile inventory through sodium cyanide heap leach pads ("heap leach pad") and carbon-in-column processing plant. The Company realized its first gold sales in July 2022 and generated gold sales totaling 10,478 net ounces in 2022. During the year ended December 31, 2023, Sapuchi Minera sold 3,113 net ounces of gold sold. During Q3 2023, processing of the remaining stockpile inventory was completed, and the Company does not anticipate any production henceforth.

On September 30, 2022, the San Antonio gold project was written down to its net estimated recoverable amount of $35.0 million ($nil net of the stream financing), which was determined by the value-in-use using a discounted cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the production and sale of gold from the San Antonio gold project over the estimated life of the mine, based on the expected long-term gold price per ounce costs inflation forecast and the discount rate of 19.9% applied to the cash flow projections.

2024 Objectives

The San Antonio gold project continues to be in care and maintenance. The Company awaits next steps from the government of Mexico with respect to the permitting process and the status of open pit mining in the country. In addition, the Board of Directors has authorized a strategic review of the San Antonio Project.

7.SUSTAINABILITY ACTIVITIES

The Company views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

●	Promoting the mining industry and its benefits to society;

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

●	Promoting the Company's values through our three pillars of Sustainability; Good neighbor, Engaged workforce and Environmental stewardship;
●	Developing and maintaining strong relationships with First nations, stakeholders, the Federal, Provincial and Municipal governments where the Company has activities and projects;
●	Supporting the economic development of regions where it operates;
●	Promoting diversity and inclusivity throughout the organization and the mining industry; and
●	Encouraging investee companies and our contractors to adhere to the same areas of focus in sustainability.

The following are a few highlights from each of the projects:

Barkerville
●	Positive relationship with Lhtako Dené Nation since 2015. Agreements include engagement protocol (signed in 2016), relationship agreements (2016) and life of project agreement (2020);
●	Positive relationship with Xatsull First Nation and with Williams Lake First Nation ("WLFN") since 2016 and 2017 respectively;
●	Positive relationship with the District of Wells in British Columbia since 2016 and a Memorandum of Understanding signed in early 2022 to facilitate discussions for a project agreement;
●	Open and transparent dialogue with the Ministry of Energy Mines and Low Carbon Innovation and The Ministry of the Environment and Climate Change Strategy to ensure positive relations;
●	Installation of a water treatment plant to treat contact water and effluent completed;
●	Reclamation work started on the Mosquito Creek old mine site;
●	Signature of Collaboration Agreement for the reclamation of the Jack of Clubs Lake mining legacy site with the Crown Contaminated Site Program of the BG Ministry of Forest.
●	Initiation of the second Sustainable Workforce Initiative for underground miner training to provide skills training to support a local workforce;
●	Funding provided to local organizations within the Wells and Barkerville communities to support various initiatives;
●	The Company in partnership with the Lhtako Dené Nation, initiated and is developing a stewardship society focused on the recovery of southern mountain caribou populations around Wells BC and, the enhancement and recovery activities of Bowron River sockeye and chinook salmon runs; and
●	On July 5, 2022, The Company and WLFN entered into a participation agreement.
Tintic
●	Building positive relationships with the Utah Department of Environmental Quality, Divisions of Air Quality and Water Quality.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

●	Implementation of environmental management plans for water, storm water and waste management for the Trixie test mine.
●	Building positive relationships with many stakeholders and local providers towards the development of the project.
●	Submission of the LOM to the Utah Division of Oil, Gas and Mining, the Small Source Exemption for Air Quality to the Division of Air Quality.
Sapuchi Minera
●	Reached a long-term agreement with Eijdo San Antonio, one of the primary impacted local communities.
●	An environmental baseline study was completed.

8.FINANCIAL PERFORMANCE

Consolidated statements of loss

The following table presents summarized statements of loss for the three months and for the year ended December 31, 2023 and 2022 (in thousands of dollars):

		Three months ended		Year ended
		December 31,		December 31,
		2023	2022	2023	2022
		$	$	$	$
Revenue	(a)	6,906	19,225	31,625	64,046
Operating expenses
Cost of sales	(a)	(6,392)	(11,832)	(32,292)	(56,643)
Other operating costs	(b)	(7,772)	(7,063)	(28,560)	(64,355)
General and administrative	(c)	(10,144)	(10,385)	(40,070)	(36,837)
Exploration and evaluation		(83)	(148)	(1,769)	(515)
Impairment of assets	(d)	(138,371)	(59,000)	(138,371)	(140,000)
Operating loss		(155,856)	(69,203)	(209,437)	(234,304)
Other income, net of other expense	(e)	(4,263)	4,523	5,047	43,550
Loss before income taxes		(160,119)	(64,680)	(204,390)	(190,754)
Income tax recovery (expense)	(f)	22,024	(217)	22,517	(1,706)
Net loss		(138,095)	(64,897)	(181,873)	(192,460)

(a)	For the three months and year ended December 31, 2023, the Company recognized respectively $1.5 million and $7.9 million in revenues from the Cariboo Gold Project by processing existing stockpiles sent to third-party toll mill and processing facilities. For the three months and year ended December 31, 2023, revenues of $4.6 million and $14.9 million were recorded respectively for operations at the Trixie test mine. Small-batch VAT leaching at Trixie continued during 2023 before the suspension of test mining in December 2023. Processing of a stockpile at the San Antonio Project generated revenues of $0.8 million and $8.8 million for the three months and year ended December 31, 2023. The cost of sales in relation to the gold and silver sold of $32.3 million was also recognized in the consolidated statement of loss for the year ended December 31, 2023 ($6.4 million for the three months ended December 31, 2023). In accordance with IAS 2, inventories were recorded at the lowest of net realizable value or at costs with an amount of $8.1 million as at December 31, 2023 (2022 – nil) recorded to adjust the inventories to their net realizable value.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

(b)	For the three months and year ended December 31, 2023, other operating costs of $7.8 million and $28.6 million were recognized respectively. These costs mainly relate to the care and maintenance at the Cariboo Project, the Tintic test mine and the San Antonio Project.
(c)	General and administrative expenses of $40.1 million for the year ended December 31, 2023 (2022 - $36.8 million), include $14.3 million of salaries and benefits (2022 - $10.0 million), $7.7 million of share-based compensation expense (2022 - $6.9 million) and $18.1 million of administrative expenses (2022 - $19.9 million) such as insurance fees and legal and other consulting fees. The increases are primarily due to the dual public listings in Canada and the US and, SEC registration fees and other corporate activities.
(d)	On December 31, 2023, an impairment charge of $160.5 million on the Trixie test mine was recorded and the net assets of the Trixie test mine were written down to their net estimated recoverable amount (including mining interest and property, plant and equipment) of $51.6 million which was determined using a fair value less costs of disposal model based on a discounted cash flows approach. The impairment charge was recorded against the Mining Interests. In addition to the impairment charge recorded on the Trixie test mine, certain individual assets located at the Trixie test mine and San Antonio Project were impaired as at December 31, 2023 for a total amount of $11.5 million. The impairment charges were offset by the decrease in the contract liability related to the decrease in contained gold ounces resulting in a catch-up adjustment of $33.6 million.
(e)	For the three months and year ended December 31, 2023, other expense net of other income amounted to $4.3 million and other income net of other expenses amounts to $5.0 million, respectively. The amount includes the recognition of the accretion expense net of the change in fair value of the warrant liability and foreign exchange gains related to impact of variation in exchange rates.
(f)	As at December 31, 2023, the deferred income taxes liability related to the Trixie test mine decreased, primarily due to the reduction in the carrying amount of the Trixie test mine compared to its tax value.

9.CASH FLOWS

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
	$	$	$	$
Cash flows
Operations	(13,094)	2,223	(48,540)	(40,245)
Working capital items	2,958	(13,479)	4,755	(10,013)
Operating activities	(10,136)	(11,256)	(43,785)	(50,258)
Investing activities	(16,445)	(30,912)	(66,061)	(145,917)
Financing activities	(979)	7,328	47,789	254,528
Increase (decrease) in cash before effects of exchange rate changes on cash	(27,560)	(34,840)	(62,057)	58,353
Effects of exchange rate on changes on cash	(483)	7,666	(432)	14,184
Increase (decrease) in cash	(28,043)	(27,174)	(62,489)	72,537
Cash – beginning of period	71,498	133,118	105,944	33,407
Cash – end of period	43,455	105,944	43,455	105,944

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

Operating Activities

In Q4 2023 cash flows used in operating activities amounted to $10.1 million compared to $11.3 million in Q4 2022. Cash flows used in operating activities for the year ended December 31, 2023 amounted to $43.8 million compared to $50.3 million in 2022.  The decrease in operating activities is mainly due to lower operating expenses at all the sites compared to 2022 partially offset by the increase in general and administrative expenses. The variation in cash flows was primarily attributable to the changes in items of working capital of $7.2 million for the year ended December 31, 2023 compared to a negative change in working capital items of $10.0 million in 2022.

Investing Activities

Cash flows used in investing activities amounted to $16.4 million in Q4 2023 compared to cash flows used in investing activities of $30.9 million in Q4 2022. For the year ended December 31, 2023, the investing activities totaled $66.1 million compared to $145.9 million in 2022. The decrease is primarily due to the acquisition of Tintic in 2022 as well as a reduction in mining development activities impacting the level of additions in mining interests and property, plant and equipment. The increase was partially offset by the decrease in exploration and evaluation expenditures. More precisely, the exploration spending at BGM decreased and the feasibility study for the CGP project was finalized and published in January 2023.

Financing Activities

The cash outflows related to the financing activities amounted to $1.0 million in Q4 2023 compared to cash flows provided by financing activities of $7.3 million in Q4 2022. For the year ended December 31, 2023, cash flows provided by financing activities amounted to $47.8 million compared to $254.5 million in 2022. In 2022 the amount of financing activities was higher due to the proceeds from equity financings of $255.5 million raised from the Brokered Private Placement. The total financing activities in YTD 2023 include $51.8 million in proceeds from the completion of a bought deal public offering that was done in Q1 2023 (refer to Financings section). This amount is partially offset by the lower amount of share issue and financing expenses related to the financing. In addition, additional long-term debt was higher in 2023 compared to 2022, which was partially offset by the decrease in capital payments on lease liabilities.

Since the inception of the Company up to the date of this report, a total of $640.6 million of capital has been raised through brokered, non-brokered, stream financings, bought deal public offering and a credit facility.

9.1.Liquidity and Capital Resources

As at December 31, 2023, the Company's working capital was $21.9 million, which included cash and cash equivalent of $43.5 million. The Company incurred a loss of $181.9 million for the year ended December 31, 2023. The working capital as at December 31, 2023 will not be sufficient to meet the Company's obligations, commitments and forecasted expenditures through December 31, 2024. Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast a substantial doubt upon the Company's ability to continue as a going concern, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The accompanied consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be material. In assessing whether a going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. In order to execute on its planned activities, the Company will be required to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling investments from its existing portfolio, project debt finance, offtake or royalty financing and other capital markets alternatives. However, there can be no assurance that the Company will be able to obtain adequate financings in the future, or at terms favorable to the Company. Subsequent to the financial year ended December 31, 2023, the Company secured the Credit Facility. See "4. Highlights – Subsequent to Q4 2023 – US$50 Million Credit Facility".

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

Significant variations in the liquidity and capital resources for the year ended December 31, 2023 are explained under the Cash Flows section. The Company is dependent upon raising funds in order to fund future capital expenditures and development programs. See the "Risk and Uncertainties" section of this MD&A for more details.

10.FINANCIAL POSITION

	As at	As at
(in thousands of dollars)	December 31, 2023	December 31, 2022	Variance
	$	$	%
Cash and cash equivalents	43,455	105,944	(59)%
Restricted Cash	2,424	—	100%
Amounts receivable	3,952	11,046	(64)%
Inventories	7,203	17,641	(59)%
Other current assets	5,307	6,621	(20)%
Assets classified as held for sale	5,369	—	100%
Total Current Assets	67,710	141,252	(52)%
Investment in associates	13,034	8,833	48%
Other investments	19,393	33,819	(43)%
Mining Interests	451,695	580,479	(22)%
Property, plant and equipment	97,285	111,696	(13)%
Exploration & evaluation	70,135	55,126	27%
Other assets	44,628	36,994	21%
Total Assets	763,880	968,199	(21)%
Total Current Liabilities	45,781	51,042	(10)%
Long term debt	5,102	12,256	(58)%
Lease liabilities	624	962	(35)%
Contract liability	31,700	54,252	(42)%
Environmental rehabilitation provision	72,525	66,032	10%
Warrant liability	11,552	16,395	(30)%
Deferred consideration and contingent payments	10,545	13,252	(20)%
Deferred income taxes	—	23,574	(100)%
Other non-current liabilities	863	—	100%
Total Liabilities	178,692	237,765	(25)%
Total Equity	585,188	730,434	(20)%
Total Liabilities and Equity	763,880	968,199	(21)%

The Company’s cash and cash equivalents balance on December 31, 2023 decreased from the amount held on December 31, 2022, as described in section 9 – Cash Flows.

The decrease in amounts receivable, inventories and other current assets are mainly due to the reduction of activities at the sites.

The decrease in mining interests and property, plant and equipment (including the assets held for sales) is mainly due to the impairment charge recorded and described in section 8. Financial Performance.

Other investments decreased due to the overall change in fair values and partial dispositions of holdings in the Company’s investment portfolio. Investments in associates increased due to the shares received from Electric Elements Mining Corp. in exchange of all its shares and partnership units in certain subsidiaries holding the rights and title to and interest in it James Bay properties.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

The decrease in long-term debt is mainly due to a reclassification to short term of a debt that is maturing which is included in current liabilities.

The contract liability decrease in connection with the related decrease in contained gold ounces discussed in section 8. Financial Performance resulting in a catch-up adjustment of $33.6 million.

Warrant liability decrease is mainly related to the decrease in the ODV share price.

The deferred consideration and contingent payments decreased compared to December 31, 2022 to reflect the settlement of a tranche of $2.5 million.

As at December 31, 2023, the deferred income taxes liability related to the Trixie test mine decreased, primarily due to the reduction in the carrying amount of the Trixie test mine compared to its tax value.

10.1.Investment in associates and other investments

The Company’s assets include a portfolio of shares, mainly of Canadian publicly traded exploration and development mining companies. The Company may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

Fair value of marketable securities

The following table presents the carrying value and fair value of the remaining investments in marketable securities (excluding warrants and convertible debt) as at December 31, 2023 and 2022 (in thousands of dollars):

	December 31, 2023		December 31, 2022
	Carrying	Fair	Carrying	Fair
Investments	value(i)	value(ii)	value(i)	value(ii)
	$	$	$	$
Associates	13,034	10,192	8,833	4,923
Other	19,393	19,393	33,819	33,819
	32,427	29,585	42,652	38,742

(i)	The carrying value corresponds to the amount recorded on the consolidated statement of financial position, which is the equity method for investments in associates and the fair value for the other investments, as per IFRS 9, Financial Instruments.
(ii)	The fair value corresponds to the quoted price of the investments on a recognized stock exchange for the respective period.

Main Investments

The following table presents the main investments of the Company in marketable securities as at December 31, 2023:

	Number of
Company	Shares Held	Ownership
		%
Falco Resources Limited (associate)	46,885,240	17.3

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

Falco Resources Limited (“Falco”)

Falco's main asset is the Horne 5 gold project, for which the summarized results of an updated feasibility study were released on March 24, 2021. In January 2024, Falco announced that it had entered into an operating license and indemnity agreement  (the "OLIA") with Glencore Canada Corporation (“Glencore”) pursuant to which, Glencore granted Falco, subject to terms and conditions contained in the OLIA, a license to utilize a portion of its lands in which Falco will use to develop and operate the Horne 5 gold project.

Falco also entered into an option agreement granting Falco the sole and exclusive right to acquire an undivided one hundred percent ownership interest in the Norbec and Millenbach sites located in the vicinity of the City of Rouyn-Noranda. The properties will serve as the tailings management facilities and are located at a former tailings facility (the old Norbec Mine), which has already been impacted by historical mining activities and is situated approximately 11 kilometres from the Horne 5 project's mining complex site. The use of this previously impacted site is consistent with Falco's environmental, social and governance strategies. As at December 31, 2023, the Company holds 46,885,240 common shares representing a 17.3% interest in Falco (17.3% as at December 31, 2022). The Company concluded that it exercises significant influence over Falco and accounts for its investment using the equity method.

10.2.Financings

Current year financings

2023 Bought Deal

2023 Bought Deal Public Offering

On March 2, 2023, the Company completed a bought deal public offering of an aggregate of 7,841,850 units of the Company (the "Units") at a price of $6.60 per Unit, for aggregate gross proceeds of approximately $51.8 million (the "Public Offering"), including the full exercise of the over-allotment option. Each Unit is comprised of one common share of the Company (each, a "Common Share") and one common share purchase warrant (each, a "Warrant") of the Company.

Each Unit is comprised of one common share of the Company (each, a "Common Share") and one common share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder thereof to purchase one additional Common Share at a price of $8.55 per Common Share for a period of 36 months following the date hereof, subject to adjustments. The Public Offering was co-led by Eight Capital and National Bank Financial Inc., acting as co-lead underwriters and joint bookrunners, and on behalf of a syndicate of underwriters including BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Canaccord Genuity Corp., Haywood Securities Inc., and PI Financial Corp. (collectively, the "Underwriters"). The Underwriters were paid a cash commission equal to 5% of the gross proceeds of the Offering.

For a breakdown of the Company's use of proceeds, refer to Summary of Use of Proceeds from Financings below.

Prior year financings

2022 Brokered private placement

On March 2, 2022, the Company completed a brokered private placement issuing (i) 9,525,850 brokered units (each, a "Brokered Unit") at a price of $4.45 per Brokered Unit for gross proceeds of $42.4 million and (ii) 13,732,900 brokered subscription receipts (each, a "Brokered Subscription Receipt") at a price of $4.45 per Brokered Subscription Receipt for gross escrowed proceeds of $61.1 million (the "Brokered Private Placement"), each of the numerical values provided on a pre-share consolidation basis.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

Each brokered unit is comprised of one common share and one warrant, with each warrant entitling the holder to purchase one additional common share at a price of $22.80 ($7.60 pre-share consolidation) per common share until March 2, 2027, being the date that is 5 years following the closing date of the Brokered Private Placement.

Each Brokered Subscription Receipt entitles the holder to receive one Brokered Unit, upon the satisfaction of the following escrow release conditions (the "Brokered Escrow Release Conditions"):

(g)	the completion, satisfaction or waiver of all conditions precedent to the Tintic acquisition in accordance with the Tintic definitive agreements and all regulatory approvals;
(h)	the Company and the underwriters of the Brokered Private Placement, having delivered a completion notice and direction to TSX Trust Company, as escrow agent in respect of the Brokered Subscription Receipt, in accordance with the terms of the subscription receipt agreement dated March 2, 2023 confirming that the condition set forth in the condition above has been met; and
(i)	the conditions are met on or before June 15, 2022.

On May 27, 2022, the Company met the Brokered Escrow Release Conditions and the escrowed proceeds of $61.1 million (including accrued interest) were released to the Company.

The total issuance costs related to the Brokered Units amounted to $3.5 million and have been allocated against the common shares and warrants issued.

The fair value of the warrants issued was evaluated using the residual method and were valued at $1.6 million, net of issuance costs.

2022 Non-Brokered private placements

The Company completed three tranches of non-brokered private placements, issuing subscription receipts (each, a "Non-Brokered Subscription Receipt") at a price of US$3.50 per Non-Brokered Subscription Receipt, with (i) the first tranche closed on March 4, 2022 issuing 24,215,099 subscription receipts for gross proceeds of US$84.8 million ($108.1 million) (ii) the second tranche closed on March 29, 2022 issuing 9,365,689 subscription receipts for gross proceeds of US$32.8 million ($41 million), and (iii) the third tranche closed on April 21, 2022 issuing 512,980 subscription Receipts for gross proceeds of US$1.8 million ($2.2 million) (collectively, the "Non-Brokered Private Placement"), each of the numerical values provided on a pre-share consolidation basis.

Each Non-Brokered Subscription Receipt entitles the holder to receive one non brokered unit, upon the satisfaction of the escrow release condition to list the Company's common shares on the New York Stock Exchange (the "Non-Brokered Escrow Release Condition"). Each non-brokered unit is comprised of one common share and one common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of US$18.00 (US$6.00 pre-share consolidation) per common share until May 27, 2022, being the date that is 5 years from the date of issue of the warrants.

On May 27, 2022, the Company having met the Non-Brokered Escrow Release Condition and regulatory including TSX-V approvals, the escrowed gross proceeds of US$119.4 million (including accrued interest) were released to the Company.

Issuance costs incurred amounted to $2.8 million related to the issuance of Non-Brokered Subscription Receipts are recognized as contributed surplus in the statements of financial position.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

2022 OBL Stream

The Company entered into a binding term sheet with OBL for a stream on the metals produced from Tintic for total cash consideration of US$20 million. Under the terms of the Stream, the Company will deliver to OBL 2.5% of all metals produced from Tintic at a purchase price of 25% of the relevant spot metal price. Once 27,150 ounces of refined gold have been delivered, the Stream rate will decrease to 2.0% of all metals produced. Closing of the Stream occurred in the third quarter of 2022 and the proceeds from the Stream are being used to advance the development of Tintic.

Summary of Use of Proceeds from financings

As at December 31, 2023 (in millions of dollars)

	Prior/Current
Description	Disclosure[1]	Actual Spent	Remaining
March 2, 2023 - Bought deal Units	$51.8	$34.9		$16.9
Tintic, Cariboo Gold Project, Corporate G&A & working capital
1. Development and Advancement of Tintic Project
1.1 Infill and exploration drilling on existing resource	$7.0	8.0		(1.0)
1.2 Regional Drilling	$7.0	2.0		5.0
1.3 Surface geochemical surveys, surface and underground sampling and mapping, GIS compilation	$2.0	2.0		—
sampling and mapping, GIS compilation
1.4 Operational permits & environmental studies	$2.7	1.0		1.7
1.5 Update mineral resource estimate, metallurgical test work and LIDAR survey	$0.5	—		0.5
1.6 Contingencies (10%)	$1.9			1.9
1.7 General & Administrative Costs and Working Capital	$—	10.6		(10.6)
2. Development Permitting and Advancement of Cariboo Gold Project
2.1 Pre-permitting and environmental assessment	$14.5	11.0		3.5
2.2 General & Administrative Costs and Working Capital	$16.2	0.3		15.9
May 27, 2022 – Brokered Units	$59.7	$59.7	$	Nil
Corporate G&A & working capital
May 27, 2022 – Non-Brokered Units	$148.2	$121.6		$26.6
Tintic acquisition and other
March 2, 2022 – Brokered Units	$40.3	$40.3		Nil
Cariboo Gold and San Antonio projects, G&A & working capital
March 18, 2021'	$33.6	$33.6		Nil
Cariboo Gold project, eligible flow-through expenditures
February 5, 2021'	$11.2	$11.2		Nil
Cariboo Gold and San Antonio projects and G&A
January 8, 2021'	$68.6	$68.6		Nil
Cariboo Gold and San Antonio projects and G&A
December 30, 2020'	$40.2	$40.2		Nil
Cariboo Gold and San Antonio projects and G&A
October 29, 2020'	$100.1	$100.1		Nil
Cariboo Gold and San Antonio projects and G&A

Note:

1.	Amounts presented are on a gross basis.
2.	The remaining net proceeds as at December 31, 2023 from the Non-Brokered Offering is approximately C$26.6 million and the 2023 Public Offering is equal to approximately $16.9 million. There are no remaining proceeds from the March

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

2022 Brokered Offering. The Company on intends to use such remaining net proceeds for the advancement of its mineral assets and corporate general and administrative costs and working capital.

11.SUMMARY OF QUARTERLY RESULTS

Selected financial results for the previous quarters reported, which have been derived from the financial statements prepared in accordance with IFRS are shown in the table below:

	2023	2023	2023	2023	2022	2022	2022	2022
In thousands of dollars, except per share amounts	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	6,906	10,421	10,847	3,451	19,225	22,791	12,863	9,167
Net loss	(138,095)	(7,123)	(13,318)	(23,337)	(64,897)	(103,731)	(1,500)	(22,332)
Net loss per share	(1.64)	(0.08)	(0.16)	(0.30)	(0.86)	(1.37)	(0.03)	(0.49)
Net loss diluted per share	(1.64)	(0.08)	(0.16)	(0.30)	(0.86)	(1.37)	(0.03)	(0.49)

The numbers for the average basic and diluted shares outstanding for all the periods presented in the consolidated statements of loss and comprehensive loss have been adjusted to reflect the effect of the 3:1 share consolidation that was put into effect on May 4, 2022.

12.TRANSACTIONS BETWEEN RELATED PARTIES

Please refer to details on the related party transactions in Note 31 of the Company’s consolidated financial statements for the year ended December 31, 2023.

13.COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As of December 31, 2023, the Company had the following minimum contractual obligations and commitments1 (in thousands of dollars):

	Total(1)	less than 1 year	1-2 years	More than 3 years
Accounts payable and accrued liabilities	25,379	25,379	—	—
Lease obligations	1,729	1,089	517	123
Long-term debt	16,923	11,821	3,739	1,363
Deferred consideration and contingent payments	15,872	3,307	6,613	5,952
Warrant liability	—	—	—	—
Purchase obligations	7,457	7,438	19	—
Capital commitments	16,584	9,036	7,548	—
Total	83,944	58,070	18,436	7,438

(1) The timing of certain capital payments is estimated based on the forecasted timeline of the projects. Certain commitments can be canceled at the discretion of the Company with little or no financial impact.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

14.SEGMENTED DISCLOSURE

The Company operates under a single operating segment, being the acquisition, exploration and development of mineral properties.The assets related to the exploration, evaluation and development of mining projects are located in Canada (Barkerville) in Mexico (Sapuchi) and in USA (Tintic), and are detailed as follow as at December 31, 2023 (in thousands of dollars):

Non-Current Assets

	December 31, 2023
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	15,794	20,728	8,106	44,628
Mining interest	391,324	21,432	38,939	451,695
Property, plant and equipment	61,012	13,479	22,794	97,285
Exploration and evaluation assets	3,747	—	66,388	70,135
Total non-current assets (Excluding investments)	471,877	55,639	136,227	663,743

Mining Interests

	Canada	Mexico	USA	Total
	$		$	$
Compensation	5,939	5,500	6,329	17,768
Exploration Drilling	65,393	21,357	—	86,750
Consulting Expenditures	68,356	144	707	69,207
Acquisition Cost	258,152	57,038	169,175	484,365
Asset retirement obligation	23,760	12,655	3,786	40,201
Depreciation	5,555	(5,240)	3,022	3,337
Tax Credits	(12,445)	—	—	(12,445)
Impairments	(59,000)	(81,000)	(160,484)	(300,484)
Other	35,614	10,978	16,404	62,996
Total mining interest	391,324	21,432	38,939	451,695

	For the year ended December 31, 2023
	Canada	Mexico	USA	Total
	$	$	$	$
Operating Gain (Loss)
Revenues	7,896	8,814	14,915	31,625
Cost of Sales	(7,695)	(9,983)	(14,614)	(32,292)
Other operating costs	(23,547)	(4,836)	(177)	(28,560)
General and administrative expenses	(29,701)	(2,040)	(8,329)	(40,070)
Exploration and evaluation	(1,567)	(202)	—	(1,769)
Impairments	—	5,278	(143,649)	(138,371)
Operating Gain (Loss)	(54,614)	(2,969)	(151,854)	(209,437)

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

15.OFF-BALANCE SHEET ITEMS

There are no significant off-balance sheet arrangements, other than contractual obligations and commitments mentioned above.

16. RISKS AND UNCERTAINTIES

The Company's activities, being the acquisition, exploration, and development of mineral properties in Canada and worldwide, is speculative and involves a high degree of risk. Certain factors, including but not limited to the ones below, could materially affect the Company's financial condition and/or future operating results, and could cause actual events to differ materially from those described in forward-looking statements made by or related to the Company. Refer to the "Cautionary Note Regarding Forward-Looking Information" for more information. The reader should carefully consider these risks as well as the information disclosed herein and, in the Company’s, consolidated financial statements.

The Company's view of risks is not static, and readers are cautioned that there can be no assurance that all risks to the Company, at any point in time, can be accurately identified, assessed as to significance or impact, managed or effective controlled or mitigated. There can be additional new or elevated risks to the Company that are not described herein.

For a comprehensive discussion of the risk factors that may affect the Company, its business operations and financial performance, refer to the risk disclosure under the heading "Risk Factors" contained in the Company's annual information form dated March 28, 2024, for the year ended December 31, 2023 (the "AIF"), which disclosure is hereby incorporated by reference herein. The AIF and other publicly filed disclosure regarding the Company, which are available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile.

Risks relating to Additional Financing and Dilution

Osisko Development's development and exploration activities are subject to financing risks. At the present time, the Company has exploration and development assets which may generate periodic revenues through test mining but has no mines in the commercial production stage that generate positive cash flows. The Company cautions that test mining at its operations could be suspended at any time. The Company's ability to explore for and discover potential economic projects, and then to bring them into production, is highly dependent upon its ability to raise equity and debt capital in the financial markets. Any projects that the Company develops will require significant capital expenditures. To obtain such funds, the Company may sell additional securities including, but not limited to, the Company's shares or some form of convertible security, the effect of which may result in a substantial dilution of the equity interests of the Company's Shareholders. Alternatively, the Company may also sell a part of its interest in an asset in order to raise capital. There is no assurance that the Company will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified on acceptable terms or at all. The failure to obtain the necessary financing(s) could have a material adverse effect on the Company's growth strategy, results of operations, financial condition and project scheduling.

Risks related to mining operations

Mining operations are and will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral resources and mineral reserves including unusual or unexpected geological formations and other conditions such as formation pressures, fire, power outages, flooding, explosions, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour, any of which could result in work stoppages, damage to property, and possible environmental damage that even a combination of careful evaluation, experience and knowledge may not eliminate or adequately mitigate. The Company may be subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the financial position of the Company.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

Major expenditures are required to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly volatile; and governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection.

Operations Not Supported by a Feasibility Study
Certain operations of the Company including the test mining at Bonanza Ledge II Project and Trixie test mine, have  operated without the benefit of a feasibility study including mineral reserves, demonstrating economic and technical viability, and, as a result, there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. Historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that commercial production will commence, continue as anticipated or at all or that anticipated production costs will be achieved. The failure to commence or continue production would have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs would have a material adverse impact on the Company's cash flow and potential profitability.
Negative Operating Cash Flow

The Company has negative cash flow from operations. As a result of the expected expenditures to be incurred by the Corporation for the development of the Company's material projects, the Company anticipates that negative operating cash flows will continue until one or both of the Company's material projects enters commercial production (if at all). There can be no assurance that the Company will generate positive cash flow from operations in the future. The Company will require additional capital in order to fund its future activities for its material projects. To the extent that the Company continues to have negative operating cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. Furthermore, additional financing, whether through the issue of additional equity and/or debt securities and/or project level debt, will be required to continue the development of the Company's material projects and there is no assurance that additional capital or other types of financing will be available or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. Failure to obtain additional financing or to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

No Earnings and History of Losses

The business of developing and exploring resource properties involves a high degree of risk and, therefore, there is no assurance that current exploration and test mining programs will result in profitable operations. The Company has not determined whether any of its properties contain economically recoverable reserves of mineralized material and currently has minimal or no revenues from its projects; therefore, the Company does not generate sufficient cash flows from its operations. There can be no assurance that significant additional losses will not occur in the future. The Company's operating expenses and capital expenditures may increase in future years with advancing exploration, development, and/or production from the Company's properties. The Company does not anticipate receiving sufficient revenues from operations to offset operational expenditures in the foreseeable future and expects to incur losses until such time as one or more of its properties enters into commercial production and generates sufficient revenues to fund continuing operations. There is no assurance that any of the Company's properties will eventually graduate to commercial operation. There is also no assurance that new capital will become available, and if it is not, the Company may be forced to substantially curtail or cease operations.

Foreign Exchange Risks

The Company is subject to currency risks. The Company's functional currency is the Canadian dollar, which is exposed to fluctuations against other currencies. The Company's activities are located in Canada, Mexico and the U.S.A., and as such many of its expenditures and obligations are denominated in U.S. dollars and Mexican pesos. The Company maintains its

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

principal office in Montreal (Canada), maintains cash accounts in Canadian dollars, U.S. dollars and Mexican pesos and has monetary assets and liabilities in Canadian dollars, U.S. dollars and Mexican pesos.

The Company's assets and liquidities are significantly affected by changes in the Canadian/U.S. dollar and Canadian/Mexican peso exchange rates. Most expenses are currently denominated in Canadian dollars, U.S. dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on the Company's costs. The appreciation of non-Canadian dollar currencies against the Canadian dollar can increase the costs of the Company's activities.

Risks relating to Taxation Laws

The Company has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change. The Company may also be subject to review, audit and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable or require payment of taxes due from previous years, which could adversely affect the Company's liquidities. Taxes may also adversely affect the Company's ability to repatriate earnings and otherwise deploy its assets.

Permits, Licences and Approvals
The operations of the Company require licences and permits from various governmental authorities. The Company believes it holds or is in the process of obtaining all necessary licences and permits to carry on the activities which it is currently conducting under applicable laws and regulations. Such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that the Company will be able to obtain all necessary licences and permits that may be required to maintain its mining activities, construct mines or milling facilities and commence operations of any of its exploration properties. In addition, if the Company proceeds to production on any exploration property, it must obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to obtain such permits and licences or that it will be able to comply with any such conditions.
Mineral resource and mineral reserve estimates have inherent uncertainty

Mineral resource and mineral reserve figures are only estimates. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. While the Company believes that the mineral resource and mineral reserve estimates, as applicable, in respect of properties in which the Company holds a direct interest reflect best estimates, the estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource and mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from estimates. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in prices of gold or other minerals, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence such estimates. In addition, mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be reclassified as proven or probable mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

Economics of developing mineral properties

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines. There is no assurance that any exploration properties will be commercially mineable.

Should any mineral resources exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercially viable mineral deposit and should be brought into production will depend upon the results of exploration programs, preliminary economic assessment and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (a) costs of bringing a property into production, including exploration and development work, preparation of, if applicable, preliminary economic assessment and production feasibility studies and construction of production facilities; (b) availability and costs of financing; (c) ongoing costs of production; (d) metal prices; (e) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (f) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow.

Uninsured Risks and Hazards

Mining is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Such risk and hazards might impact the Company's business. Consequently, many of the foregoing risks and hazards could result in damage to, or destruction of, the Company's mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive required regulatory approvals, or costs, monetary losses and potential legal liability and adverse governmental action. Osisko Development may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot insure or against which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to the Company.

Fluctuation in market value of Osisko Development Common Shares

The market price of Osisko Development Common Shares is affected by many variables not directly related to the corporate performance of the Company, including the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the Osisko Development Shares in the future cannot be predicted and may cause decreases in asset values, which may result in impairment losses.

17.DISCLOSURE CONTROLS, PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (ICFR)

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in reports files with the securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

misstatements due to error or fraud. The Chief Executive Officer and Chief Financial Officer, along with Management, have evaluated and concluded that the Company’s disclosure controls and procedures were effective and appropriately designed as at December 31, 2023.

Management’s Report on Internal Control over Financial Reporting

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Chief Executive Officer and Chief Financial Officer, together with Management, have concluded that, as at December 31, 2023, the Company’s internal controls over financial reporting were effective and there were no material weaknesses and that there have been no changes in the Company's ICFR that occurred since September 30, 2023 to December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Company's ICFR. The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.

Limitations of Controls and Procedures

Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

18.BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Please refer to the basis of presentation and statement of compliance in Note 2 of the Company’s consolidated financial statements for the year ended December 31, 2023.

19.CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgments in applying the Company's accounting policies are detailed in the consolidated financial statements for the year ended December 31, 2023 and 2022 as well as in the audited financial statements for the three and twelve months ended December 31, 2022.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and twelve months ended December 31, 2023

20.FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the consolidated financial statements for the year ended December 31, 2023.

21.TECHNICAL INFORMATION

The scientific, geological, and technical information contained in this MD&A has been reviewed and approved by Maggie Layman, Vice President, Exploration of Osisko Development, and a "qualified person" within the meaning of NI 43-101.

22.SHARE CAPITAL STRUCTURE

As of the date of this MD&A, the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding:

Securities	Common shares on exercise
Common shares	84,123,410
Stock options	2,496,655
RSU’s	971,352
DSU’s	294,713
Warrants	26,958,699
Fully diluted share capital	114,844,829

23.APPROVAL

The Board oversees Management's responsibility for financial reporting and internal control systems through its Audit Committee. The Audit Committee meets quarterly with Management and with Company's independent auditors to review the scope and results of the annual audit and quarterly reviews, respectively, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board and submitted to the shareholders. The Board has approved the Financial Statements and the disclosure contained in this MD&A as of March 28, 2024.